Greater China Media and Entertainment Corp.

    10th Floor, Building A, Tongyongguoji Center                    Telephone: 8610-5921.2222, 1-604-685-3781
    No. 3 Jianguomenwai Road, 1-604-685-3791                      Fax: 8610-5921.2228
    Chaoyang District, Beijing, China 100101

Feb.29, 2008

Ms. Claire Erlanger, Division of Corporation Finance, and Ms. Linda Cvrkel, Branch Chief.
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE: Greater China Media & entertainment Corp.

Form 10-KSB for the year ended Sept.30, 2007

Filed January 15, 2008

File No. 000-51781

Dear Ms. Claire:

In response to your letter of comments dated February 5, 2008, please be advised as follows:

Form 10-KSB for the year ended September 30, 2007

Audited Financial Statements

1. Q: We note that your presentation of the financial statements assumes you are a development stage enterprise. Please note that paragraph 8 of SFAS No.7 defines a development stage enterprise as one that either planned principal operations have not commenced or planned principal operations have commenced, but there has been no significant revenue there from. In light of the fact that it appears you have commenced principal operations and you are generating significant revenue from these operations, it appears you should no longer be considered a development-stage enterprise. In this regard, we believe you should revise your financial statements in future filings to remove the development stage company references at the top of each financial statement and the notes to the financial statements. Also, please revise the caption "retained deficit during development stage" on the balance sheet to read "retained deficit," and "accumulated deficit during development stage" on the statement of changes in shareholders' equity to read "accumulated deficit." Cumulative amounts should also be removed for the statements of operations and cash flows.

A: We have adopted your recommendations and made all the necessary changes in the financial statements for the quarter ended December 31, 2007.

Consolidated Balance Sheets

2. Q: In light of the significant amount of the accounts receivable balance at September 30, 2007, please tell us, and revise future filings to disclose your accounting policies and methodology used to estimate any allowance for doubtful accounts, your policy for charging off uncollectible loans and trade receivables, and  your policy for determining past due or delinquency status. See paragraph 13a-c of SOP 01-6.

A: We have incorporated the following accounting policy on accounts receivable in the financial statements for the quarter ended December 31, 2007:

"Accounts receivable and allowance for doubtful accounts - Accounts receivable are recorded net of allowances for doubtful accounts and reserves for returns. In the normal course of business, the Company extends credit to customers that satisfy predefined credit criteria. The Company is required to estimate the collectibility of its receivables. Reserves for returns are based on historical return rates and sales patterns. Allowances for doubtful accounts are established through the evaluation of accounts receivable aging and prior collection experience to estimate the ultimate realization of these receivables."

Consolidated Statements of Stockholders' Equity (Deficiency)

3. Q: We note that during fiscal years 2005 and 2006 you recorded donated services as additional paid-in capital on your statements of stockholders' equity (deficiency). Please explain to us the nature of these donated services and how you determined or valued the amount recorded as an expense. Also, tell us whether the party that donated the services was a related party.

A: The donated services recorded in 2005 and 2006 referred to the recording of the market value of the office space freely provided by a director to the Company.

Consolidated Statements of Cash Flows

4.  Q: We note your presentation of capitalized film and television costs as an investing activity on the statement of cash flows. Please revise future filings to present cash outflows for film costs, participation costs, exploitation costs, and manufacturing costs as operating activities in the statement of cash flows. See paragraph 55 of SOP 00-2.

A: We have adopted your recommendations and made all the necessary changes in the financial statements for the quarter ended December 31, 2007.

Note 2. Summary of Significant Accounting Policies-Revenue Recognition

5.  Q: We note your revenue recognition disclosure discusses revenue recognition from film production and distribution; however, you policy does not address the recognition of revenue related to promotional event services. In light of the fact that your fiscal 2007 revenue is attributable solely to promotion and event services, please tell us and revise future filings to disclose your policy for recognizing revenue from promotion and event services accordingly.

A: We have incorporated the following accounting policy on recognition of revenue related to promotional event services in the financial statements for the quarter ended December 31, 2007:

"Revenue recognition of promotion and event services - The Company recognizes revenue when the following criteria are met: persuasive evidence that an arrangement exists; delivery has occurred or services have been rendered; the price to the customer is fixed or determinable; and collectibility is reasonably assured. If all of the above criteria have been met, revenues are principally recognized when services have been rendered. Amounts received from customers in advance of the period in which service is rendered are deferred and recorded on the balance sheet as a liability under "deferred revenue.""

Note 3. Capitalized Film and Television Costs

6.  Q: We note your disclosure that in December 2007, Hua Ding reached an agreement with Hua Yi whereby Hua Yi has purchased Hua Ding's interest in the television series "Rich Dad, Poor Dad" for a total of $787,175. please tell us how you accounted for this sale of your interest within the fiscal 2008 financial statements. If you recognized a gain or loss on the transaction, please explain to us how you calculated that gain or loss.

A: According to the agreement between Hua Ding and Hua Yi, Hua Ding will not transfer its interest until Hua Yi pays all the amounts as specified in the agreement. The amounts received are classified as deferred revenue on the balance sheet of Hua Ding until all the amounts involved are received by Hua Ding. When Hua Ding’s interest in the television series "Rich Dad, Poor Dad" is transferred to Hua Yi (expected to occur in May 2008), the company will recognize the total sales price as revenue and expense the capitalized film and television costs ($684,650 at December 31,2007).

Note 4. Joint Venture Agreement

7.  Q: We note your disclosure that you issued 2,000,000 shares of common stock to the shareholder of Racemind, which the fair value of $121,000 is included in selling, general, and administrative expenses, and Racemind transferred all its signed marketing and promotion commercial contracts to Racemind Hua Ding. Please explain to us why these shares were issued to the Racemind shareholder and tell us why you believe it was appropriate to account for this issuance of common stock as an expense. Also please tell us how you determined the fair value of the 2,000,000 shares of stock issued.

A: The 2,000,000 shares of common stock were issued to the Racemind shareholder pursuant to a Joint Venture Agreement dated December 6, 2006 as an incentive for this shareholder to have Racemind enter into the agreement and obtain PRC approval of the Joint Venture. The $121,000 estimated fair value of the shares (which was determined by multiplying the 2,000,000 shares times the closing price of the common stock on August 20, 2007, the date of the PRC approval of the Joint Venture and delivery of the shares, less a restricted stock discount) was expensed in the three months ended September 30, 2007 since the shares represented consideration for services rendered and not consideration for goodwill or any other intangible assets. The company does not believe that the signed marketing and promotion commercial contracts transferred by Racemind have any capitalizable value.

Note 7. Income Taxes

8.  Q: Please revise future filings to include all applicable disclosures required by paragraphs 43-49 of SFAS No. 109.

A: We will include all applicable disclosures required by paragraphs 43 – 49 of SFAS No. 109 in our future filings.

Note 8. Commitments and Contingencies

9.  Q: We note your disclosure that rent expense for the year ended September 30, 2007 was $42,447 in future filings, please disclose rent expense for each period for which an income statement is presented. See paragraph 16 of SFAS No. 13.

A: We will disclose rent expense for each period for which an income statement is presented in future filings.

Note 10. Subsequent Events

10.  Q: We note your disclosure that on November 2, 2007 you issued 3,900,000 shares of common stock to three consultants. Please tell us how  you accounted for this transaction, including the amount of any expense recognized. Also, please tell us how you valued the shares issued and/or the related consideration received in this transaction. If the transaction was recorded based on the fair value of the shares issued, please explain how "fair value" was determined.

A: On November 1, 2007, we executed a Consultancy Services Agreement with three consultants. The agreement, which term is 18 months from November 1, 2007 to April 30, 2009, provides that the consultants will perform consulting services to us relating to the marketing and development of our promotion and event services and film and television production and distribution businesses. As consideration for their services, we issued a total of 3,900,000 freely tradable (pursuant to the 2007 Non-Qualified Stock Compensation Plan) shares of its common stock to the three consultants. The $702,000 fair value of the 3,900,000 shares at November 1, 2007 is being expensed ratably over the 18 month term of the agreement ($78,000 was expensed in the three months ended December 31, 2007). The unamortized balance of $624,000 at December 31, 2007 is reflected as a contra equity item (deferred stock-based compensation) in the stockholders' equity section of the balance sheet. The transaction was recorded based on the fair value of the shares, which was determined by multiplying the 3,900,000 shares times the $0.18 closing price of the common stock on November 1, 2007.

The Company acknowledged the following:

-the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
-staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
-the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

 Yours truly,
/s/ Liu, XiaoLin
Liu, XiaoLin
Chief Financial Officer